UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549 SCHEDULE TO
Tender Offer Statement under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934
(Amendment No. 1)

LONGS DRUG STORES CORPORATION
(Name of Subject Company)

BLUE MERGERSUB CORP. CVS CAREMARK CORPORATION
(Names of Filing Persons – Offeror)

Common Stock, Par Value $0.50 Per Share
(Title of Class of Securities) 543162101
(Cusip Number of Class of Securities)

Douglas A. Sgarro, Esq. Executive Vice President and Chief Legal Officer CVS Caremark Corporation One CVS Drive Woonsocket, Rhode Island 02895 (401) 765-1500
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:
Louis L. Goldberg, Esq. John D. Amorosi, Esq. Davis Polk & Wardwell 450 Lexington Avenue New York, New York 10017 Telephone: (212) 450-4000

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☒  third-party tender offer subject to Rule 14d-1.
☐   issuer tender offer subject to Rule 13e-4.
☐   going-private transaction subject to Rule 13e-3.
☐   amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

This Amendment No. 1 (“Amendment No. 1”) amends and supplements the Tender Offer Statement on Schedule TO (the “Schedule TO”) originally filed on August 18, 2008 by CVS Caremark Corporation, a Delaware Corporation (“CVS”), and Blue MergerSub Corp., a Maryland corporation (“Purchaser”) and an indirect wholly-owned subsidiary of CVS, relating to the offer by Purchaser to purchase all outstanding shares of common stock, par value $0.50 per share (“Shares”), of Longs Drug Stores Corporation, a Maryland corporation (“Longs”), for $71.50 per Share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated August 18, 2008 (the “Offer to Purchase”) and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the “Offer”).

All capitalized terms used in this Amendment No. 1 without definition have the meanings ascribed to them in the Schedule TO.

The item of the Schedule TO set forth below is hereby amended and supplemented as follows:

Item 11. Additional Information.

Item 11 of the Schedule TO is hereby amended and supplemented by adding the following text thereto:

“At 11:59 p.m., New York City time, on Friday, September 5, 2008, the applicable waiting period under the HSR Act relating to the Offer expired.  Accordingly, the condition to the Offer with respect to the expiration or termination of the applicable waiting period under the HSR Act has been satisfied.”

SIGNATURES

After due inquiry and to the best knowledge and belief of the undersigned, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: September 8, 2008

Blue MergerSub Corp.
By:	/s/ David B. Rickard
Name: David B. Rickard
Title: President

CVS Caremark Corporation
By:	/s/ David B. Rickard
Name: David B. Rickard
Title: Executive Vice President, Chief Financial Officer and Chief Administrative Officer